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SEC FILE NUMBER
8-52203

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Section
MAR 12 2018
Washington DC
408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH GRACE HOLDINGS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, 12 TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD TUCKER (212)461-2282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 PROVINCIAL BLVD STE 200	KATY	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDWARD TUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GRACE HOLDINGS, INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alex Berd
Notary Public, State of New York
No. 02BE6164911
Qualified in Richmond County
My Commission Expires on 04/30/2019

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GRACE HOLDINGS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2017

CONTENTS

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Joseph Grace
44 Wall Street 12th Floor
New York NY 10005

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Joseph Grace (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Company's auditor since December 31, 2017.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

Bryant A. Gaudette, CPA

KATY, TX 77450

March 05, 2018

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$ 289,469
Due from brokers	126,527
Securities owned, at fair value	1,420
Referral fee receivable	1,018,676
Receivables from shareholders	2,179,976
Other assets	7,750
TOTAL ASSETS	$ 3,623,818

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,200,533
Shareholder's equity:	
Common stock, no par value, 1,500 shares authorized	
1,500 shared issued and outstanding	-
Additional paid-in capital	561,915
Retained earnings	1,861,370
TOTAL SHAREHOLDERS' EQUITY	2,423,285
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,623,818

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS. INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Agent Solicitation fees	$ 4,024,856
Consulting income	53,400
Net gains from trading securities	977,746
Commission income	112,704
Interest, dividends and other income	1,886
TOTAL REVENUES	$ 5,170,592
EXPENSES:	
Professional fees	$ 3,800,950
Employee compensation and benefits	185,325
Rent	51,603
Office and other expenses	67,492
Information services and communications	31,822
Travel, meal and entertainment	28,966
Clearance and execution charges	788,268
Regulatory fees	32,135
TOTAL EXPENSES	$ 4,986,561
Income before provision of incomes taxes	184,031
Provision for income taxes	-
NET INCOME	$ 184,031

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CHANGES IN SHAREHOLERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2016	$ -	$ 561,915	$ 1,677,339	$ 2,239,254
Net Income	-	-	184,031	184,031
Balances at December 31, 2016	$ -	$ 561,915	$ 1,861,370	$ 2,423,285

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities:		
Net Income		$ 184,031
Adjustment to reconcile net income to net cash used in operating activities		
(Increase) decrease in operating assets:		
Due from brokers	$ 231,220	
Securities owned, at fair value	(230)	
Referral fees receivables	(292,748)	
Receivables from shareholders	(168,289)	
Other assets	(350)	
Increase (decrease) in operating liabiliites:		
Accounts payable and accrued expenses	335,315	
Net adjustment		104,918
Net Cash from Operating Activities		288,949
NET CHANGE IN CASH		288,949
Cash at December 31, 2016		520
Cash at December 31, 2017		$ 289,469

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Joseph Grace Holdings, Inc., (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company primarily trades for its own account, provides institutional and retail execution services and financial and operational consulting to other registered broker-dealers.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

Income taxes

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise taxes and New York City General Corporation tax. A provision for these taxes is reflected in the financial statement. The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a cancelable operating lease on its New York Office space. As part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoices by the building owner. The Company is on a yearly commitment and until either party notifies the other party of its intent to terminate the agreement, minimum future lease payments of this lease is approximately $53,203 for the year ending after December 31, 2017.

NOTE E – RENT

The amount of rent for the year December 31, 2017 was $51,603.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

See Independent Auditors' Report

SUPPLEMENTARY INFORMATION

JOSEPH GRACE HOLDINGS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE CCOMMISSION
AS OF DECEMBER 31, 2017

Credits:		
Shareholder's equity	$	2,423,285
Debits:		
Non-allowable assets		2,254,123
Net Capital before Haircuts		169,162
Haircuts on securities		(213)
Net Capital		168,949
Minimum Net Capital		100,000
Excess Net Capital	$	68,949
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,200,533
Ratio of aggregate indebtedness to net capital		710.59%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FormX-17A-5 Part IIA filing

See Independent Auditors' Report

JOSEPH GRACE HOLDINGS, INC.

SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17A-5

AS OF DECEMBER 31, 2017

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

BROKER DEALER EXEMPTION LETTER
For the Year Ended December 31, 2017

See Independent Auditors' Report

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Edward Tucker
Joseph Grace
44 Wall Street 12th Floor
New York, NY 10005

Dear Edward Tucker:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Joseph Grace identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Joseph Grace claims exemption from 17 C.F.R. §240.15c3-3. Joseph Grace stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Joseph Grace's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Grace's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

Bryant A. Gaudette, CPA
KATY, TX 77450
March 05, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

JOSEPH GRACE HOLDINGS INC.

March 1, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dear Mr. Gaudette.

To the best knowledge and belief, Joseph Grace Holdings, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

If you would like additional information or have any questions, feel free to call me directly at (212) 461-2282.

Very truly yours,
Joseph Grace Holdings, Inc.
Edward Tucker
President

44 Wall Street, 12th Floor, New York, New York 10005

REPORT ON SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENEDED DECEMBER 31, 2017

BRYANT A. GAUDETTE, CPA

Joseph Grace
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended

Independent Public Accountants Agreed Upon Procedures Pursuant to SEA 17a-5(e)(4)

Joseph Grace is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Joseph Grace and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Joseph Grace's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Joseph Grace's management is responsible for Joseph Grace's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

Bryant A. Gaudette, CPA
KATY, TX 77450
March 05, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com